PAPP INVESTMENT TRUST

March 23, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Papp Investment Trust (the “Trust”), on behalf of its series, the Papp Small & Mid-Cap Growth Fund (the “Fund”)
File Nos. 811-22359, 333-163423

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments provided by Ms.  Karen Risotto of the staff of the Securities and Exchange Commission (the “Commission”) on preliminary copies of proxy materials, including a Shareholder Letter, Notice of Special Meeting and Proxy Statement, filed with the Commission on March 12, 2012 pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934.  The Trust intends to file definitive copies of the proxy materials reflecting the changes described in the letter upon resolution of these comments with the Commission staff.  The following are comments provided by the Commission staff and the Trust’s response to each:

PROXY STATEMENT

1.  Does L. Roy Papp & Associates, LLP (the "Adviser") provide any other services under the New Advisory Agreement other than those disclosed in the Proxy Statement?

RESPONSE:  No.  All services provided by the Adviser under the New Advisory Agreement are disclosed in the Proxy Statement.

2.  Please revise Proposal 2 to reflect that the Board of Trustees of the Trust concluded that each Trustee should serve as a Trustee “in light of the Fund’s business and structure” in accordance with Item 17(b)(10) of Form N-1A.

RESPONSE:  The first sentence of the paragraph titled “Information Regarding the Nominees and Officers of the Trust” in Proposal 2 has been revised as follows (new text underlined):  “The Board has concluded, based on each Trustee’s experience, qualifications, attributes or skills on an individual basis and in combination with the other Trustees, that each Trustee is qualified to serve on the Board in light of the Trust’s business and structure.”

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary